Exhibit 99.99

CONSENT

The undersigned hereby consents to the use of my name and the scientific and technological information related to metallurgical testing at Hazen Research Inc., which is included in this registration statement on Form 40-F being filed by American Lithium Corp. with the United States Securities and Exchange Commission

/s/Jarret Quinn
Jarrett Quinn, PH.D., P. Eng.
Date: December 21, 2022